UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

DECEMBER 31, 2014

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2014	3

Notes to Financial Statements	4

Schedule
Supplemental Schedule:

Schedule H, line 4i—Schedule of Assets (Held at End of Year)	S-1

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-6

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Viacom 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Viacom 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Samet & Company PC

Chestnut Hill, Massachusetts

June 23, 2015

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2014	2013
ASSETS
Investments:
Investments, at fair value	$996,745	$920,182
Fully benefit-responsive investment contracts, at fair value	104,440	101,752

Total investments	1,101,185	1,021,934

Receivables:
Employee contributions	1,300	1,293
Employer contributions	4,579	756
Participant loans receivable	12,853	12,203
Due from broker for securities sold	441	1,008
Investment income	518	150

Total receivables	19,691	15,410

Total assets	1,120,876	1,037,344

LIABILITIES
Accrued expenses and other liabilities	761	592
Due to broker for securities purchased	411	1,546

Total liabilities	1,172	2,138

Net assets reflecting all investments at fair value	1,119,704	1,035,206

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,972)	(2,255)

Net assets available for benefits	$1,116,732	$1,032,951

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2014
Additions to net assets attributed to:
Investment income:
Dividends	$4,286
Interest	1,972
Net appreciation in fair value of investments	46,312

Total investment gain	52,570

Interest income on participant loans receivable	572

Contributions:
Employee	58,640
Employer	54,464
Rollover	4,842

Total contributions	117,946

Total additions attributed to investments and contributions	171,088

Deductions from net assets attributed to:
Benefits paid to participants	85,005
Plan expenses	2,302

Total deductions	87,307

Net increase in net assets available for benefits	83,781

Net assets available for benefits, beginning of year	1,032,951

Net assets available for benefits, end of year	$1,116,732

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

Viacom Inc. (“Viacom” or the “Company”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan. In the event of a conflict between the following description and the Plan document, the Plan document will control.

The Plan, sponsored by the Company, is a defined contribution plan offered to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by the Viacom Retirement Committee, the members of which are appointed by the Chief Executive Officer of Viacom.

JPMorgan Chase Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan. In September 2014, Great-West Financial Retirement Plan Services, LLC (doing business as Empower Retirement (“Empower”)) acquired JPMorgan Retirement Plan Services LLC (“JPM RPS”) and became the recordkeeper for the Plan.

Related Party Transactions

Certain investments for the Plan are invested in funds managed by affiliates of the Trustee, and are considered a “party-in-interest” as such term is defined in ERISA. In addition, certain Plan investments are in shares of Class A and Class B common stock of the Company and qualify as a party-in-interest. The fair value of these investments was $94.6 million and $117.8 million at December 31, 2014 and 2013, respectively. For the year ended December 31, 2014, these investments depreciated $15.8 million related to the net of realized and unrealized gains and losses, and earned dividends of $1.7 million, which were reinvested into the Plan. During the year ended December 31, 2014, the Plan sold shares of Viacom Class A and Class B common stock for total proceeds of $15.0 million and purchased shares of Viacom Class B common stock at a cost of $7.6 million.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Eligible part-time employees generally participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable employer contributions and the participant’s share of the Plan’s income or losses in the investment options selected, net of certain plan expenses.

Plan participants have the option of investing their contributions and existing account balances among twenty investment options. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 3.

Contributions

Participants are permitted to contribute up to 50% of annual eligible compensation, on a before-tax basis, subject to applicable Code limitations discussed below. Participants may also contribute eligible rollover amounts into the Plan.

Any eligible employee is deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect following the 30th day the employee becomes eligible to participate in the Plan unless the employee elects not to participate in the Plan or to participate at a different contribution rate. The Plan’s designated default investment is a target retirement date asset allocation fund.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $17,500 for 2014. Compensation considered under the Plan based on Code limits could not exceed $260,000 for 2014. The Code also limited annual aggregate participant and employer contributions to the lesser of $52,000 or 100% of compensation in 2014. In 2014, the Plan utilized a safe harbor design for compliance with the nondiscrimination requirements applicable to deferrals and matching contributions in accordance with the provisions of the Code.

Each participant who has attained age 50 before the close of the calendar year is eligible to make catch-up contributions if the participant made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $5,500 in 2014.

The employer matching contribution is equal to 100% of the first 1% and 80% of the next 5% of eligible compensation contributed and employer matching contributions are invested according to the participant’s investment elections. Catch-up contributions are not treated as matchable contributions except when required by law. A match true-up contribution may be made at the end of the plan year to ensure participants receive the full company match.

Additionally, in 2013 the Company introduced a discretionary annual employer profit-sharing contribution; in 2014, the contribution equaled 1.5% of eligible compensation, but in future years the Company may make a lower or higher contribution (not anticipated to be in excess of 3% of eligible compensation) or no contribution at all depending on circumstances. Company profit-sharing contributions are discretionary, meaning they are not guaranteed and may not be made in any given year. In 2013, participants were required to be employed on the last day of the plan year and meet all other eligibility requirements in order to receive the Company profit-sharing contribution. For the plan year 2014, participants were required to be employed on the last day of the Company’s fiscal year 2014 and meet all other eligibility requirements in order to receive any profit-sharing contribution that was made. Certain active participants in the Viacom Pension Plan (the “Pension Plan”) as of December 31, 2012 may be eligible for additional annual employer non-elective contributions based upon their age and years of credited service under the Pension Plan as of January 1, 2013 for a period of time under the Plan.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching and profit sharing contributions (“employer contributions”) vest at 100% after two years of service. Transition rules apply to participants of plans that were merged into the Plan.

If participants terminate employment prior to being vested in their employer contributions, upon distribution of the vested portion of their accounts, or, if earlier, a five-year break in service, the non-vested portion of their account is forfeited. Forfeitures may be used for future employer contributions and/or to pay administrative expenses. As of December 31, 2014, the Company had forfeitures, including interest earned on such amounts, of approximately $0.9 million. As of December 31, 2013, the Company had forfeitures of approximately $0.4 million. In 2014, employer contributions of approximately $1.0 million were forfeited and the Company utilized forfeitures of approximately $0.4 million and $0.1 million to pay administrative expenses and employer contributions, respectively.

Participant Loans Receivable

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is currently one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the issuance of the loan. The Plan allows participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections.

Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Included in the Statements of Net Assets Available for Benefits are Participant loans receivable of $12.9 million and $12.2 million, which carried interest rates ranging from 3.25% to 12.0%, as of December 31, 2014 and 2013, respectively.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments in the event of retirement, termination of employment, disability or death. A participant must receive a required minimum distribution no later than the April 1st after the year in which the participant attains age 70 1/2 unless he/she is still employed. Installment payments to beneficiaries are available only if the participant was receiving installment payments at the time of death.

Participants in the Plan may withdraw certain eligible contributions at any time. Upon attainment of age 59 1/2, participants may withdraw all or part of their vested account. The Plan limits participants to a maximum of two non-hardship withdrawals in each calendar year. A participant may obtain a financial hardship withdrawal of the employee’s before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. Additionally, the vested portion of employer matching contributions through December 31, 2009, vested profit-sharing contributions and certain predecessor plan contributions may be used toward a financial hardship withdrawal. There is no restriction on the number of hardship withdrawals permitted. Participants who take a hardship withdrawal are suspended from employee contributions to the Plan for 6 months.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The Plan document permits Plan expenses to be paid from Plan forfeitures, from participant accounts or by the Company. The fees for investment of Plan assets are charged to the Plan’s investment funds, as reflected in the net asset value of the fund. Certain administrative expenses, such as legal, accounting and recordkeeping fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping fees may also be paid from participant accounts. Trustee and custodian fees are paid from participant accounts. For 2014, $0.4 million was paid to JPM RPS and $0.4 million was paid to Empower for recordkeeping services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Securities Transactions

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on dispositions of securities.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation in the fair value of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates, judgments and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

NOTE 3—FAIR VALUE MEASUREMENTS AND INCOME RECOGNITION

Fair Value Measurements and Income Recognition

The Financial Accounting Standards Board (“FASB”) provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2—Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common Stocks: Common stocks are reported at fair value based on quoted market prices on national securities exchanges. All common stocks are classified within level 1 of the valuation hierarchy.

Common/Collective Trust Funds: The fair values of investments in common/collective trust funds are based on their net asset values (“NAV”) reported by the investment advisor in the financial statements of the common/collective trusts at year-end. Each common/collective trust provides for daily participant redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective funds’ NAV, which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts: The fair value of the synthetic guaranteed investment contracts (“GICs”) is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within level 2 of the valuation hierarchy. The related wrapper contracts had a fair value of $26,314 and $27,374 at December 31, 2014 and 2013, respectively. The wrapper contracts are valued by INVESCO, the administrator of the fund using other significant observable inputs in a valuation model and are classified within level 2 of the valuation hierarchy. See Note 8 for further information on INVESCO and these contracts.

U.S. Government Securities: Short-term money market obligations are valued at $1.00 per share and are classified within level 2 of the valuation hierarchy.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013, respectively. There were no transfers between Level 1 and Level 2 investments in 2014. The Plan has no investments classified within level 3 of the valuation hierarchy.

	Investments at Fair Value as of December 31, 2014
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total
Common Stocks
Consumer	$135,388	$—	$135,388
Information Technology	43,383	—	43,383
Health Care	26,044	—	26,044
Financial	22,219	—	22,219
Industrial	11,255	—	11,255
Energy	7,266	—	7,266
Other	2,826	—	2,826

Total Common Stocks	$248,381	$—	$248,381

Common / Collective Trust Funds
Index	$—	$273,910	$273,910
Growth	—	87,882	87,882
Fixed Income	—	74,857	74,857
Target Date Funds	—	249,670	249,670

Total Common/Collective Trust Funds	$—	$686,319	$686,319

Registered Investment Companies
Growth	$44,018	$—	$44,018
Index	12,073	—	12,073

Total Registered Investment Companies	$56,091	$—	$56,091

Synthetic Guaranteed Investment Contracts (See Note 8)	$—	$104,440	$104,440
U.S. Government Securities	—	5,954	5,954

Total Investments At Fair Value	$304,472	$796,713	$1,101,185

	Investments at Fair Value as of December 31, 2013
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total
Common Stocks
Consumer	$162,343	$—	$162,343
Information Technology	33,089	—	33,089
Health Care	21,081	—	21,081
Financial	17,908	—	17,908
Industrial	14,351	—	14,351
Energy	5,748	—	5,748
Other	4,900	—	4,900

Total Common Stocks	$259,420	$—	$259,420

Common / Collective Trust Funds
Index	$—	$238,772	$238,772
Growth	—	90,653	90,653
Fixed Income	—	60,981	60,981
Target Date Funds	—	207,857	207,857

Total Common/Collective Trust Funds	$—	$598,263	$598,263

Registered Investment Companies
Growth	$43,853	$—	$43,853
Index	7,977	—	7,977

Total Registered Investment Companies	$51,830	$—	$51,830

Synthetic Guaranteed Investment Contracts (See Note 8)	$—	$101,752	$101,752
U.S. Government Securities	—	10,669	10,669

Total Investments At Fair Value	$311,250	$710,684	$1,021,934

NOTE 4—RISKS AND UNCERTAINTIES

The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as market, interest rate, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 5—INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2014	2013
Blackrock Equity Index Fund	$183,968	$158,322
Viacom Inc. Class B Common Stock	$93,993	$116,989
Blackrock Mid Cap Equity Index Fund	$89,942	$80,450
Blackrock US Debt Index Fund	$74,857	$60,981
Capital Guardian International Equity Fund	$63,956	$64,592

During the year ended December 31, 2014 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated / (depreciated) as follows:

Common/Collective Trusts	$44,922
Common stocks	(1,325)
Registered investment companies	2,715

Net appreciation in fair value of investments	$46,312

NOTE 6—INCOME TAX STATUS

On May 14, 2014, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. Certain amendments have been made to the Plan since receiving the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

As of December 31, 2014, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax year in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of the Viacom Board of Directors or Retirement Committee to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants would become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 8—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan accounts for guaranteed investment contracts in accordance with the accounting and reporting guidance related to Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the INVESCO Fund (the “Fund”). As required by the guidance, the guaranteed investment contracts are presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Fund invests primarily in fully benefit-responsive investment contracts in a wrapper contract structure (also known as synthetic GICs). In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest are protected.

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $101.5 million held by the Fund at December 31, 2014:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Voya Retirement & Annuity	Wrapper	A-/A3		$—
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		$20,377

			20,377	—	$(803)
Transamerica	Wrapper	AA-/A1		26
	IGT Blackrock A or Better Intermediate Gov/Credit Fund		4,507
	IGT INVESCO Short-term Bond Fund		21,269

			25,776	26	(607)
Pacific Life Insurance Co	Wrapper	A+/A1		—
	IGT INVESCO Multi-Mgr A or Better Core Fund		16,241

			16,241	—	(751)
Prudential Ins Co	Wrapper	AA-/A1		—
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		4,482
	IGT INVESCO Short-term Bond Fund		6,499
	IGT Jennison A or Better Intermediate Gov/Credit Fund		4,505
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		4,432

			19,918	—	(446)
RGA	Wrapper	AA-/A1		—
	IGT INVESCO Short-term Bond Fund		22,102

			22,102	—	(365)

Total			$104,414	$26	$(2,972)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $99.5 million held by the Fund at December 31, 2013:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
ING Life & Annuity	Wrapper	A-/A3		$—
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		$19,812

			19,812	—	$(681)
Monumental Life Insurance Co	Wrapper	AA-/A1		27
	IGT Blackrock A or Better Intermediate Gov/Credit Fund		4,398
	IGT INVESCO Short-term Bond Fund		20,907

			25,305	27	(605)
Pacific Life Insurance Co	Wrapper	A+/A1		—
	IGT INVESCO Multi-Mgr A or Better Core Fund		15,460

			15,460	—	(355)
Prudential Ins Co	Wrapper	AA-/A1		—
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		4,358
	IGT INVESCO Short-term Bond Fund		6,387
	IGT Jennison A or Better Intermediate Gov/Credit Fund		4,331
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		4,347

			19,423	—	(277)
RGA	Wrapper	AA-/A1		—
	IGT INVESCO Short-term Bond Fund		21,725

			21,725	—	(337)

Total			$101,725	$27	$(2,255)

The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. The average yield to investments at fair value was approximately 1.41% and 1.30% for 2014 and 2013, respectively, and crediting interest rates to investments at fair value were approximately 1.95% and 1.80% at December 31, 2014 and 2013, respectively.

NOTE 9—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2014	2013
Net assets available for benefits per the financial statements	$1,116,732	$1,032,951
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,972	2,255
Amounts allocated to withdrawing participants	(99)	(54)
Deemed distribution of participant loans	(277)	(254)

Net assets available for benefits per the Form 5500	$1,119,328	$1,034,898

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2014
Benefits paid to participants per the financial statements	$85,005
Add: Amounts allocated to withdrawing participants at December 31, 2014	99
Less: Amounts allocated to withdrawing participants at December 31, 2013	(54)
Deemed loan offsets	5

Benefits paid to participants per the Form 5500	$85,055

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2014 but were not paid as of that date.

The following is a reconciliation of additions attributed to investments and contributions per the financial statements to the Form 5500:

Year Ended December 31, 2014
Total additions attributed to investments and contributions per the financial statements	$171,088
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	717

Total income per the Form 5500	$171,805

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2014
Net increase in net assets available for benefits per the financial statements	$83,781
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	717
Amounts allocated to withdrawing participants at December 31, 2014	(99)
Amounts allocated to withdrawing participants at December 31, 2013	54
Deemed loan offsets	(5)
Deemed distribution of participant loans	(18)

Net income per the Form 5500	$84,430

NOTE 10—SUBSEQUENT EVENTS

Subsequent events and transactions have been evaluated through the date the financial statements were available to be issued, and are incorporated herein as applicable.

VIACOM 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Common Stocks:
ADT CORP			$516
AOL INC			429
ADOBE SYSTEMS INC			956
AEGON NV AMER REGD CERT			525
ALIBABA GROUP HOLDING			916
ALLIANCE DATA SYSTEM			1,340
AMERICAN EXPRESS CO			877
AMERICAN TOWER			809
AMETEK INC			1,050
ANHEUSER-BUSCH INBEV SA			972
APACHE CORP			1,379
APPLE INC COMMON STOCK			5,755
ASTRAZENECA PLC ADR			593
AUTOZONE INC			1,443
BB&T CORP COM STK			805
BAIDU INC ADR			622
BAKER HUGHES INC			976
BANK OF AMERICA CORP			2,043
BANK OF NEW YORK MELLON			2,008
BIOGEN IDEC INC			1,729
BLACKROCK INC NPV A			1,293
BRISTOL-MYERS SQUIBB CO			1,914
CDW CORP			881
CIGNA CORP			669
CVS HEALTH CORP			1,435
CADENCE DESIGN SYSTEMS			266
CAPITAL ONE FINANCIAL			2,889
CARMAX INC			466
CELANESE CORP COMMON			660
CELGENE CORP			1,131
CHEVRON CORP COMMON			1,066
CISCO SYSTEMS INC.			693
COACH INC COMMON STOCK			413
COBALT INTERNATIONAL			238
COGNIZANT TECH			1,152
COMCAST CORP COMMON			2,992
CONTINENTAL RESOURCES INC			415
CORNING INC			917
DR HORTON INC			1,445
DANAHER CORP			557
DISH NETWORK CORP			598
DUNKIN BRANDS GROUP INC			959

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
EMC CORP / MA COMMON STOCK			$848
EAGLE MATERIALS INC			770
EBAY INC COMMON STOCK			1,111
EQUIFAX INC			1,043
EXPRESS SCRIPTS HLDG CO			974
FACEBOOK INC			2,022
FEDEX CORP			1,858
FLEETCOR TECHNOLOGIES INC			1,246
GEN ELEC CO			718
GILEAD SCIENCES INC			2,106
GLAXOSMITHKLINE ADR			598
GOLDMAN SACHS GROUP INC			1,609
GOOGLE INC CLA			478
GOOGLE INC-CL C			3,024
HARLEY DAVIDSON			1,558
HARMAN INTERNATIONAL			924
HEWLETT-PACKARD			3,094
HOME DEPOT INC			2,634
JB HUNT TRANSPORT			463
IMS HEALTH HOLDINGS INC			735
IHS INC A			1,025
ILLUMINA INC			387
INTUIT INC			1,183
JPMORGAN CHASE & CO			1,158
JUNIPER NETWORKS			373
KANSAS CITY SOUTHERN			975
KEURIG GREEN MOUNTAIN			631
KONINKLIJKE PHILIPS NV			406
LAS VEGAS SANDS CORP			1,328
LENNAR CORP			1,435
LIBERTY INTERACTIVE CORP			516
LIBERTY VENTURES			138
LOWES COMPANIES INC			1,744
MARKEL CORP NPV			809
MASTERCARD INC			1,929
MAXIM INTEGRATED PRODUCTS			590
MCKESSON CORP			225
MEDIVATION INC			580
MEDTRONIC			469
MERCK & CO INC COMMON			2,251
METLIFE INC			811
MICROSOFT CORP COMMON			5,176
MONDELEZ INTERNATIONAL			1,462

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
MONSTER BEVERAGE CORP			$1,208
NVR INC			191
NATIONAL OILWELL VARCO			655
NETAPP INC COMMON STOCK			991
NETFLIX INC COMMON STOCK			752
NEWS CORP COMMON STOCK			133
NOKIA CORP ADR			252
NOVARTIS AG ADR			2,418
NOW INC COMMON STOCK			58
PALL CORP			349
PFIZER			1,171
PIONEER NATURAL RESOURCES			606
PRICELINE GROUP INC/THE			1,368
RALPH LAUREN CORP			1,025
REGENERON PHARMACEUTICALS			1,175
ROCHE HOLDING AG ADR			1,784
ROSS STORES INC			1,480
SALESFORCE.COM INC			1,142
SANOFI ADR ECH REP 1/2			1,461
SCHLUMBERGER LTD COMMON			1,674
SCHWAB(CHARLES)CORP			2,113
SERVICENOW INC			678
SHERWIN-WILLIAMS CO			1,121
SPRINT CORP COMMON STOCK			275
STERICYCLE INC			357
SUNTRUST BANKS INC			545
SYMANTEC			1,604
SYNOPSYS INC			652
TD AMERITRADE HOLDING			797
TARGET CORP			1,040
TIME INC COMMON STOCK			147
TIME WARNER INC COMMON			2,378
TIME WARNER CABLE INC			2,131
TWENTY-FIRST CENTURY FOX			1,344
UNITEDHEALTH GROUP INC			1,183
VERTEX PHARMACEUTICAL			948
* VIACOM INC CLASS A			636
* VIACOM INC CLASS B			93,993
VISA INC COMMON STOCK			1,339
WADDELL & REED FINANCIAL			249
WAL-MART STORES INC			1,932
WELLS FARGO & CO COM STK			2,878
WHOLE FOODS MARKET INC			699
WYNDHAM WORLDWIDE			872
WYNN RESORTS			968

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
YELP INC			$714
ACTAVIS PLC COMMON STOCK			1,539
WEATHERFORD			258
TYCO INTERNATIONAL PLC			680
TE CONNECTIVITY LTD			1,012
NIELSEN NV COMMON STOCK			1,200

Total Common Stocks			$248,381

Registered Investment Companies:
DFA Investment Dimensions Group Inc.			44,018
Vanguard FTSE Social Index Fund			12,073

Total Registered Investment Companies			$56,091

Common/Collective Trusts:
Blackrock Equity Index Fund			183,968
Blackrock Mid Cap Equity Index Fund			89,942
Blackrock US Debt Index Fund			74,857
Capital Guardian International Equity Fund			63,956
Capital Guardian Emerging Markets Equity Fund			23,926
* JPMorgan Chase Smartretirement 2015 Fund			5,167
* JPMorgan Chase Smartretirement 2020 Fund			12,792
* JPMorgan Chase Smartretirement 2025 Fund			28,055
* JPMorgan Chase Smartretirement 2030 Fund			33,824
* JPMorgan Chase Smartretirement 2035 Fund			45,367
* JPMorgan Chase Smartretirement 2040 Fund			46,877
* JPMorgan Chase Smartretirement 2045 Fund			42,737
* JPMorgan Chase Smartretirement 2050 Fund			30,875
* JPMorgan Chase Smartretirement Income Fund			3,976

Total Common/Collective Trusts			$686,319

U.S. Government Securities:

* JP Morgan U.S. Government Fund			$5,954

Synthetic Guaranteed Investment Contracts:
Voya Retirement & Annuity- Contract #60125	IGT MxMgr A+ Int G/C; Evergreen		20,377
Transamerica- Contract #MDA00730TR	IGT BlackRock A+ Int G/C; Evergreen		4,507
	IGT Invesco ShrtTrm Bond; Evergreen		21,269
Transamerica Wrapper at Fair Value			26

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Pacific Life Ins-Contract #G-27279.01.0001	IGT MxMgr A+ Core, Evergreen		$16,241
Prudential Ins Co-Contract #GA-63010	IGT Invesco A+ Int G/C; Evergreen		4,482
	IGT Invesco ShrtTrm Bond; Evergreen		6,499
	IGT Jennison A+ Int G/C; Evergreen		4,505
	IGT PIMCO A+ Int G/C; Evergreen		4,432
RGA-Contract #VIACM-1212-01	IGT Invesco ShrtTrm Bond; Evergreen		22,102

Total Synthetic Guaranteed Investment Contracts			$104,440

Subtotal of Investments			$1,101,185

Loans to Participants	Various maturities and interest rates ranging from 3.25% to 12.0%		$12,853

Grand Total			$1,114,038

*	Identified as a party-in-interest to the Plan.
(1)	There are no non-participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 23, 2015	By:	/S/ JOHN R. JACOBS
John R. Jacobs
Senior Vice President, Global Benefits
(Member of the Viacom Retirement Committee)

VIACOM INC.

	By:	/S/ KATHERINE GILL-CHAREST
Katherine Gill-Charest
Senior Vice President, Controller
(Chief Accounting Officer)